Exhibit 99.10

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of IAMGOLD Corporation

We consent to the inclusion in this annual report on Form 40-F of:

•

our auditors’ report dated March 26, 2009 on the consolidated balance sheets of IAMGOLD Corporation (“the Company”) as at December 31, 2008 and 2007, and the consolidated statements of earnings, comprehensive income and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2008

•	and our Comments by Auditors for US Readers on Canada-US Reporting Differences, dated March 26, 2009

•	our auditors’ report on reconciliation to United States GAAP dated March 26, 2009

•	our Report of Independent Registered Public Accounting Firm dated March 26, 2009 on the Company’s internal control over financial reporting as of December 31, 2008 each of which is contained in or incorporated by reference in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2008.

We also consent to the incorporation by reference of the above reports in the registration statement (No. 333-142127) on Form S-8.

/S/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 31, 2009